UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

Supplemental Retirement Plan of Piedmont Aviation, Inc.
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors'
Report Thereon)

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Table of Contents
Page

Independent Auditors' Report	1 - 2

Financial Statements

Statements of Net Assets Available for Plan
Benefits as of December 31, 2001 and 2000	3

Statements of Changes in Net Assets Available
for Plan Benefits for the years ended
December 31, 2001 and 2000	4

Notes to Financial Statements	5 - 11

Signature	12

Exhibit 23
Consent of Independent Auditors	13

Independent Auditors' Report

The Plan Administrator and Participants
Supplemental Retirement Plan of Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan), as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the financial statements, US Airways, Group, Inc. and subsidiaries (the Company) are facing significant liquidity deficiencies. The Company is working to develop a restructuring plan expected to improve its operating results and alleviate its significant liquidity deficiencies. The Company's preferred approach to improving its long-term financial condition and liquidity position is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. Since there is no assurance that the Company will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. The Company has announced it will defer selected payments owed principally to aircraft lessors and lenders. As a result of payments deferred to date, the Company is in default under a number of debt agreements and could be in default under a significant number of other debt agreements in the near term. Affected lenders and lessors could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. At this time, the Company cannot predict the outcome of these efforts nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations, or on the Plan. The Plan's financial statements do not include any adjustments that might result from these uncertainties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 1, 2002

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Net Assets Available for Plan Benefits
	December 31,
	2001	2000
Assets
Plan interest in Master Trust	$40,757,513	$54,029,209
Net assets available for plan benefits	$40,757,513	$54,029,209

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2001	2000
Additions to (reductions in) net assets attributable to:
Plan interest in Master Trust -
investment income (loss)	$(10,020,721)	$1,168,367

Deductions from net assets attributable to:
Benefits paid to participants	3,250,975	3,381,399
Net decrease	(13,271,696)	(2,213,032)

Net assets available for plan benefits:
Beginning of year	54,029,209	56,242,241
End of year	$40,757,513	$54,029,209

See accompanying Notes to Financial Statements.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

1.      Description of Plan

The following description of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) General

The Plan is a defined contribution plan intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (IRC), as amended. Certain former employees of Piedmont Aviation, Inc. (Piedmont) are covered by the Plan. In November 1987, Piedmont was acquired by US Airways Group, Inc. (US Airways Group). In August 1989, Piedmont was merged into US Airways, Inc. (US Airways or the Company), a wholly owned subsidiary of US Airways Group. As part of the merger, the Plan was frozen as to additional contributions effective July 31, 1989, with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group is the issuer of certain common stock securities held pursuant to the Plan.

        (b) Vesting

Participants are fully vested in their contributions, plus actual earnings thereon.

         (c) Investment Options

The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may transfer current account balances among investment options.

As of December 31, 2001, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

         (d) Participant Withdrawals

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to (i) alleviate a financial hardship; (ii) reduce non-mortgage debt; or (iii) make improvements to the participant's residence which are determined by the plan administrator to be necessary.

        (e) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

         (f) Administrative Expenses

Administrative expenses of the Plan are paid by US Airways.

2.      Summary of Significant Accounting Policies

         (a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

         (b) Investment Valuation and Income Recognition

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statements of changes in net assets the Plan's interest in Master Trust investment income (loss), which consists of the realized gains or losses and unrealized appreciation (depreciation), interest and dividends on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date. Interest and dividend income are recorded on the accrual basis.

         (c) Payment of Benefits

            Benefits are recorded as deductions when paid.

         (d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         (e) Reclassifications

Certain 2000 amounts have been reclassified to conform to 2001 presentation.

3. Investment in Master Trust

The assets of the Plan are maintained in a master trust with the assets of several other defined contribution plans sponsored by US Airways. In addition, the assets of certain investment options are commingled with certain assets of other defined contribution plans sponsored by US Airways which are not included in the master trust. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in these commingled funds.

The Plan's share of changes in the trust and the value of the trust have been reported to the

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

Plan by the trustee as having been determined through the use of fair or contract values for all assets. As of December 31, 2001 and 2000, the Plan's interest in the master trust was approximately 3.8% and 3.9%, respectively.

The following table presents the fair or contract values of the investments in the master trust:

	December 31,
	2001	2000
Shares in registered investment companies	$791,264,416	$861,266,281
Shares in money market fund	67,085,095	53,138,308
US Airways Common Stock Fund	92,035,237	345,210,483
US government securities and US investment
grade fixed income securities	31,396,620	21,408,249
Guaranteed investment contracts	55,434,216	50,070,048
Participant loans	38,680,407	39,412,077
Total	$1,075,895,991	$1,370,505,446

Investment income (loss) for the master trust is as follows:

	Years Ended December 31,
	2001	2000
Net depreciation in fair value of investments	$(394,416,500)	$(8,343,367)
Interest	3,012,986	3,051,312
Dividends	16,008,968	41,477,699
Interest income of participant loans	3,546,166	3,351,358
Net investment income (loss)	$(371,848,380)	$39,537,002

The Plan's share of investments of the master trust which represent 5% or more of the Plan's net assets were as follows:

	December 31,
	2001	2000
Investments:
Fixed Income Fund	$11,602,626	$11,805,406
Fidelity Magellan Fund	9,929,910	12,477,793
Fidelity Equity Income Fund	5,145,805	6,239,684
Fidelity Spartan U.S Equity
Index Portfolio	3,930,469	5,015,999
Fidelity Capital Growth Mix Portfolio	2,130,052
US Airways Common Stock Fund		9,728,832

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

4.      Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of Guaranteed Investment Contracts (GICs) with certain insurance companies of $11,602,626 and $11,805,406 at December 31, 2001 and 2000, respectively. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2001 and 2000 was $105,520,921 and $91,984,075, respectively. The average portfolio crediting interest rate was approximately 5.5% and 5.8% at December 31, 2001 and 2000. The portfolio average yield was approximately 5.8% and 6.0% for the years ended December 31, 2001 and 2000, respectively.

For GICs with variable rates (approximately 83 percent and 76 percent of the portfolio at December 31, 2001 and 2000, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2001 and 2000. The fair value of the portfolio was $107,999,079 and $92,242,386 at December 31, 2001 and 2000, respectively.

5.      Related Party Transactions

Certain Plan investments which total $37,148,249 are shares of mutual funds managed by the trustee; therefore, these transactions qualify as party-in-interest.

6.      Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

Plan, US Airways shall provide for the assets under the Plan to be distributed in the forms of payment available under the Plan to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.

7.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.      Subsequent Events

Lower capacity and lower passenger fares have significantly impacted the Company's operating results. The airline industry has engaged in heavy price discounting since September 11th to entice customers to fly and competition from low-fare carriers has intensified. While the Company has taken a number of actions to reduce its costs since September 11th, including significant reductions in workforce and capacity, many of the Company's costs are fixed over the intermediate to longer term. Accordingly, the Company is facing significant liquidity deficiencies. The Company's management is currently working with key stakeholders to develop a restructuring plan expected to lower costs, increase passenger revenue and alleviate its liquidity deficiencies.

The Company's preferred approach to improving its long-term financial condition and liquidity position on a timely basis is to reach a consensual accord with its key stakeholders and obtain assistance through a government-guaranteed loan. On June 10, 2002, the Company filed an application for a government-guaranteed loan which was completed on June 28, 2002. However, because there is no assurance that the Company's efforts to

Supplemental Retirement Plan of
Piedmont Aviation, Inc.

Notes to Financial Statements

(Continued)

improve operating results and liquidity, including obtaining a government guaranteed loan, will be successful, restructuring through a filing for reorganization under Chapter 11 of the Bankruptcy Code is also possible. Loan approval is dependent upon, among other things, achieving the necessary cost reductions contemplated in the loan application. Therefore, at this time, significant uncertainties exist regarding the Company's ability to reach an acceptable accord with its key stakeholders and whether or not the government will approve the Company's application for a guaranteed loan. The outcome of the Company's restructuring efforts will determine whether a filing for reorganization under Chapter 11 of the Bankruptcy Code will be necessary. The Company cannot predict the outcome of these uncertainties nor can the Company predict what effect, if any, a restructuring might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 24, 2002 the Company announced it will defer selected payments owed principally to aircraft lessors and lenders targeted by the Company to participate in the restructuring plan. Accordingly, the Company did not make certain scheduled payments and, as a result, the Company currently is in default under a number of debt agreements and could be in default under a significant number of other agreements in the near term. These defaults, which could eventually lead to cross defaults with other lessors, vendors and creditors if not rescinded and, potentially, acceleration of those obligations could force the Company into a filing for reorganization under Chapter 11 of the Bankruptcy Code. Additionally, on July 1, 2002, the Company announced it will not make scheduled payments on certain public debt obligations which are also related to grounded aircraft and selected older Boeing aircraft still in service. At this time, the Company cannot predict what effect, if any, the announced payment deferral and related defaults might have on the Company's financial condition, liquidity or results of operations or on the Plan. The Plan's financial statements do not include any adjustments that might result from this uncertainty.

On June 27, 2002 the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the Company's common stock.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                    Supplemental Retirement Plan
                                                                                                    of Piedmont Aviation, Inc.

                                                                                                    By: /s/ Anita P. Beier
                                                                                                    Anita P. Beier
                                                                                                    Vice President and Controller
                                                                                                    (Chief Accounting Officer)
                                                                                                    US Airways Group, Inc.

July 1, 2002